                  THIS FILING ON EDGAR IS A RESTATEMENT
              OF A FILING PREVIOUSLY MADE WITH THE SECURITIES
                  AND EXCHANGE COMMISSION IN PAPER FORMAT.

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.    1   )*
                                        -------


                             Lamonts Corporation
__________________________________________________________________________
                               (Name of Issuer)

                                 Common Stock
__________________________________________________________________________
                        (Title of Class of Securities)

                                  513628206
                  _________________________________________
                                (CUSIP Number)

     Jerry Weiss, Vice President and Compliance Director
     P.O. Box 9011, Princeton, New Jersey 08543-9011 Phone (609) 282-1727
__________________________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               October 30, 1992
                  _________________________________________
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


This Schedule 13D is being filed on behalf of Merrill Lynch Phoenix Fund (the "Fund"), Fund Asset Management, Inc. ("FAMI"), Merrill Lynch Investment Management, Inc. doing business as Merrill Lynch Asset Management ("MLAM"), Merrill Lynch Group, Inc. ("ML Group") and Merrill Lynch & Co., Inc. ("ML & Co."). FAMI is the investment adviser to the Fund and is a registered investment adviser under the Investment Advisers Act of 1940. Shares reported held by FAMI include shares held by the Fund. FAMI is a subsidiary of MLAM. MLAM is also a registered investment adviser under the Investment Advisers Act of 1940 and is a subsidiary of ML Group. Shares reported held by MLAM include shares held by the Fund and FAMI. Shares reported held by ML Group include shares held by the Fund, FAMI and MLAM. ML Group is a subsidiary of ML & Co. Shares reported held by ML & Co. include shares held by the Fund, FAMI, MLAM and ML Group.

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                                  SIGNATURES
                                ----------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     November 6      , 1992
     ---------------------

                         Merrill Lynch Investment Management,
                         Inc. d/b/a Merrill Lynch Asset
                         Management
                         ------------------------------------


                         By:     /s/ Philip L. Kirstein
                            -------------------------------------
                         Name:   Philip L. Kirstein
                         Title:  Director, Senior Vice
                                 President, General Counsel
                                 and Secretary


                         Fund Asset Management, Inc.
                         ---------------------------


                         By:     /s/ Philip L. Kirstein
                            -------------------------------------
                         Name:   Philip L. Kirstein
                         Title:  Director, Senior Vice
                                 President, General Counsel
                                 and Secretary


                         Merrill Lynch Phoenix Fund, Inc.
                         --------------------------------


                         By:     /s/ Robert Harris
                            -------------------------------------
                         Name:   Robert Harris
                         Title:  Secretary